EXHIBIT 1


             AMERICAN HOME PRODUCTS AND AMERICAN CYANAMID
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               REACH MERGER AGREEMENT AT $101 PER SHARE
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          MADISON AND WAYNE, NJ August 17, 1994 - - American Home

Products Corporation (NYSE:  AHP) and American Cyanamid Company (NYSE:

ACY) today announced that they have entered into a definitive merger agreement which provides for American Cyanamid stockholders to receive a price of $101 per share in cash for all outstanding shares of

American Cyanamid.  The total value of the transaction, on a fully diluted basis, is approximately $9.7 billion.

          The agreement has been approved by the Boards of Directors of both companies.  The American Cyanamid Board has determined that the terms of the offer and merger are fair to, and in the best interests of, the Company and its stockholders and recommends that stockholders tender their American Cyanamid shares in American Home

Products' tender offer.

          American Home Products will amend its existing tender offer to  increase the price being offered to $101 per share.  The amended tender offer is scheduled to expire at midnight, New York City time,

on September 14, 1994 unless extended. Following completion of the tender offer, American Cyanamid will be merged with a subsidiary of

American Home Products and each American Cyanamid share not previously purchased will be converted into the right to received $101 net in cash.

          The American Home Products' amended tender offer will remain subject to the valid tender of shares representing a majority of the voting power of American Cyanamid, the expiration of waiting periods

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under applicable antitrust and competition laws, and other customary closing conditions.  Under the merger agreement, American Cyanamid's preferred stock purchase rights will be redeemed at $.02 per right immediately prior to consummation of the tender offer.

          The merger price represents an increase of approximately

$600 million over American Home Products' initial offer made on August

2, 1994, and a premium of 60% over American Cyanamid's share price on

August 1, 1994.

          Following the merger, the combined companies will have

annual revenues in excess of $12 billion, with a leading position in the pharmaceutical industry including vaccines, as well as significant franchises in consumer health care, medical supplies and diagnostic products, agricultural chemicals and food products.

          Albert J. Costello, Chairman and Chief Executive Officer of

American Cyanamid said:  "For the past eighteen months, we have been pursuing an aggressive strategic program to build value.  The success of this program can be measured by the significant increase in our share price prior to the American Home Products offer.  After a thorough analysis of American Home Products' increased offer, our

Board concluded that a combination of the two companies would maximize value for our stockholders and lead to the creation of a highly competitive participant in our markets."

          John R. Stafford, Chairman, President and Chief Executive

Officer of American Home Products, said:  "We have been impressed with

American Cyanamid's progress in carrying out its strategic program.

The combination of our companies will result in a stronger company,

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better situated to compete in the rapidly evolving health care marketplace.

     "The combined new company will also benefit from a larger

chemical research library and the diversification contributed by

American Cyanamid's dynamic agricultural business.  We are convinced that this transaction is in the best interests of the stockholders of

American Home Products and American Cyanamid."

          American Home Products, with annual revenues of

approximately $8.3 billion, is a world leader in the marketing and manufacturing of prescription drugs, medical supplies, diagnostics,

over-the-counter medicines, and food products.

          American Cyanamid, with annual revenues of approximately

$4.3 billion, is a research-based life sciences company which discovers and develops medical and agricultural products and manufactures and markets them in more than 135 countries.